SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*

                             ALYN CORPORATION
                             (NAME OF ISSUER)

                      COMMON STOCK, $0.001 PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 022611107
                              (CUSIP NUMBER)

                            WILLIAM B. MASTERS
                         JONES, WALKER, WAECHTER,
                  POITEVENT, CARRE`RE & DENE`GRE, L.L.P.
                          201 ST. CHARLES AVENUE
                           NEW ORLEANS, LA 70170
                              (504) 582-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                            AND COMMUNICATIONS)

                             NOVEMBER 11, 1999
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of <section><section>240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box <square>.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See <section>240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:  022611107
     1)   Names of Reporting  Persons.............................................  Talisman Capital Opportunity Fund Ltd.
          I.R.S. Identification Nos. of Above Persons (entities only).............

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  ...................................................................                                   _____
          (b)  ...................................................................                                   _____

     3)   SEC Use Only............................................................

     4)   Source of Funds (See Instructions)......................................                                      OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)...................................................                                   _____

     6)   Citizenship  or Place of Organization...................................                  British Virgin Islands


 Number of     (7)  Sole Voting Power.............................................                                       0
  Shares
  Bene-
 ficially      (8)  Shared Voting Power...........................................                            2,122,586(1)
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power........................................                                       0
  Person
   With
               (10)  Shared Dispositive Power.....................................                            2,122,586(1)


   11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person..........................................................                            2,122,586(1)

   12)  Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)................................                                 _______

   13)  Percent of Class Represented by Amount
        in Row 11.................................................................                              19.1%(1)(2)

   14)  Type of Reporting Person (See Instructions)...............................                                       CO









CUSIP No.:  022611107
   1)   Names of Reporting Persons................................................  Talisman Capital Opportunity Inc.(3)
        I.R.S. Identification Nos. of Above Persons (entities only)...............
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a).......................................................................                                 _____
        (b).......................................................................                                 _____

   3)   SEC Use Only..............................................................

   4)   Source of Funds (See Instructions)........................................                                    OO

   5)   Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e).....................................................                                 _____

   6)   Citizenship or Place of Organization......................................                              Delaware

 Number of     (7)  Sole Voting Power.............................................                                     0
  Shares
  Bene-
 ficially      (8)  Shared Voting Power...........................................                          2,122,586(1)
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power........................................                                     0
  Person
   With
               (10)  Shared Dispositive Power.....................................                          2,122,586(1)


   11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person..........................................................                          2,122,586(1)

   12)  Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)................................                                ______

   13)  Percent of Class Represented by Amount
        in Row 11.................................................................                            19.1%(1)(2)

   14)  Type of Reporting Person (See Instructions)...............................                                     CO


<CAPTION

CUSIP No.:  022611107
   1)   Names of Reporting Persons................................................                     Geoffrey Tirman(4)

        I.R.S. Identification Nos. of Above Persons (entities only)...............

   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a).......................................................................                                  _____
        (b).......................................................................                                  _____

   3)   SEC Use Only..............................................................

   4)   Source of Funds (See Instructions)........................................                                     OO

   5)   Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e).....................................................                                  _____

   6)   Citizenship or Place of Organization......................................                          United States


 Number of     (7)  Sole Voting Power.............................................                                      0
  Shares
   Bene-
 ficially      (8)  Shared Voting Power...........................................                           2,122,586(1)
 Owned by
   Each
Reporting      (9)  Sole Dispositive Power........................................                                      0
  Person
   With
               (10)  Shared Dispositive Power.....................................                           2,122,586(1)



11)Aggregate Amount Beneficially Owned by Each
   Reporting Person...............................................................                           2,122,586(1)

12)Check if the Aggregate Amount in Row (11)
   Excludes Certain Shares (See Instructions).....................................                                 ______

13)Percent of Class Represented by Amount
   in Row 11......................................................................                            19.1%(1)(2)

14) Type of Reporting Person (See Instructions)...................................                                     IN


(1) Beneficial Ownership of 2,122,586 shares of Common Stock reported hereunder is so being reported as a result of the Note, the Warrants, shares of Common Stock (as hereinafter defined) issued to the holder of the Note pursuant to the anti-dilution provisions of the Note and shares of Common Stock issued to the holder of the Note as interest on the Note, in lieu of a cash payment, all as defined and described in Item 3. The Warrants entitle Talisman (as hereinafter defined) to purchase up to 435,000 shares of Common Stock. The number of shares of Common Stock to be received by Talisman upon the exchange of the Note is, among other things, based on the "Exchange Price," as such term is defined in the Note. A conversion price of $2.00 per share has been used to determine the number of shares of Common Stock into which the Note is exchangeable. The use of this $2.00 conversion price would entitle Talisman to a total of 1,500,000 shares of Common Stock from the exchange of the Note, such number of shares representing the maximum number of shares of Common Stock that may result from that exchange.

(2) The 2,122,586 shares indicated represent 16.0% of the sum of (a) the outstanding shares of Common Stock of the Issuer as of July 26, 1999, as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 1999 and (b) the 2,122,586 shares of Common Stock subject to the Notes and Warrants.

(3)   Solely in its capacity as the investment manager of Talisman.

(4) Solely in his capacity as the sole stockholder of Talisman Capital Opportunity Inc.

ITEM 1.

      This Amendment No. 1 (the "Amendment") to the Schedule 13D (the "Schedule 13D") dated March 9, 1999, filed by Talisman Capital Opportunity Fund Ltd., a corporation formed under the laws of the British Virgin Islands; Talisman Capital Opportunity Inc., a Delaware corporation; and Geoffrey Tirman (collectively, the "Reporting Persons") reflects changes to Items 3 and 5 of the Schedule 13D resulting from additional acquisitions of Common Stock by the Reporting Persons. Defined terms used in the Amendment have the meanings given to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

      "On March 9, 1999, the Issuer entered into a loan agreement with Talisman (the "Loan Agreement"), pursuant to which (1) Talisman advanced a loan to the Issuer evidenced by a 6.00 % Senior Exchangeable Promissory
Note due March 10, 2002 (the "Note") that is, subject to certain limitations, exchangeable into shares of Common Stock, and (2) the Issuer executed and delivered a warrant (the "March Warrant") to Talisman, entitling Talisman, subject to certain limitations, to purchase up to 135,000 shares of Common Stock. In August 1999, the Issuer issued 149,233 shares of Common Stock to Talisman in accordance with the anti-dilution provisions of the Note. In September 1999, the Issuer issued 38,353 shares of its Common Stock to Talisman as interest on the Note, in lieu of a cash payment. In October 1999, certain provisions of the Note were amended to provide that the minimum exchange price may not be less than $2.00 per share of Common Stock underlying the Note. On October 29, 1999, the Issuer executed and delivered a warrant (the "October Warrant", and collectively with the March Warrant, the "Warrants") to Talisman, entitling Talisman, subject to certain limitations, to purchase up to 300,000 shares of Common Stock. The sources of funds used to purchase the Note and Warrants, including any funds that may be used to exercise the Warrants, were and will be (a) share subscriptions by the shareholders of Talisman and (b) proceeds of transactions with respect to prior investments of Talisman."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The second Paragraph of Item 5 of the Schedule 13D is hereby amended and restated as follows:

      "Based upon the information contained in the Issuer's From 10-Q for the quarter ended June 30, 1999 that there were 11,107,878 shares of Common Stock issued and outstanding as of July 26, 1999, each Reporting Person owns or may be deemed to own 19.1% of the outstanding shares of Common Stock.

                                 SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 15, 1999       TALISMAN CAPITAL OPPORTUNITY FUND LTD.

                                By:  TALISMAN CAPITAL OPPORTUNITY FUND INC.

                                        By:/s/ Geoffrey Tirman
                                           ----------------------------
                                        Name:  Geoffrey Tirman
                                        Title: Chief Executive Officer


                                TALISMAN CAPITAL OPPORTUNITY INC.


                                By:/s/ Geoffrey Tirman
                                   ---------------------------------
                                     Name:     Geoffrey Tirman
                                     Title: Chief Executive Officer



                            /s/ Geoffrey Tirman
                            -----------------------
                            GEOFFREY TIRMAN